AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix presents vCJD blood test results from its commercial high-throughput platform at the TSE conference in Berlin

TSX Venture: AMF

TORONTO, June 27 /CNW/ - Amorfix Life Sciences (TSX-V:AMF), a company focused on diagnostics and treatments for brain wasting diseases, today announced that Dr. Neil Cashman, Chief Scientific Officer of Amorfix, presented an overview of the Company's proprietary Epitope Protection (EP) technology for the in vitro detection of variant Creutzfeldt-Jacob Disease (vCJD) at the Transmissible Spongiform Encephalopathies (TSE) Conference held earlier today in Berlin, Germany. The presentation entitled, "Detection of vCJD prions in blood using epitope protection" highlighted the sensitivity and specificity of the EP-vCJD(TM) high-throughput diagnostic test for screening blood donations.

"The blood transfusion services in Europe need a screening test to protect the blood supply from transmission of vCJD. This conference provided an opportunity to showcase and increase the awareness of our proprietary EP-vCJD(TM) diagnostic test with the European blood agencies and regulatory authorities," said Dr. George Adams, CEO of Amorfix Life Sciences. "Our test kits are now available for research purposes which allows for its use for prevalence studies to assess the number of people that have vCJD and the risk of blood transfusion in regions where contaminated beef was consumed."

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include "prions", the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as BSE and variant CJD, as well as degenerative diseases such as Alzheimer's Disease, ALS and Parkinson's Disease. Amorfix is focused on discovering and commercializing technologies to become the world leader on AMP diseases. The company will use this knowledge to develop diagnostic kits, treatments and vaccines for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well

as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

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